UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

China Unicom (Hong Kong) Limited
(Name of Issuer)
Ordinary shares of par value HK$0.10 per share
(Title of Class of Securities)
16945R 10 4
(CUSIP Number)
Lucila Rodríguez Jorge
Telefónica, S.A.
28050 Madrid, Spain
Telephone: (+34) 91 4823734
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y1505N 10 0

1	NAMES OF REPORTING PERSONS TELEFÓNICA, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,315,708*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

1,972,315,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,315,708*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Y1505N 10 0

1	NAMES OF REPORTING PERSONS TELEFÓNICA INTERNACIONAL, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

[WC]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE KINGDOM OF SPAIN

	7	SOLE VOTING POWER

NUMBER OF		[None]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,315,708*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		[None]

WITH	10	SHARED DISPOSITIVE POWER

1,972,315,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,315,708*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Includes (a) 1,278,403,444 ordinary shares of China Unicom (Hong Kong) Limited (“China Unicom”) beneficially owned by Telefónica International, S.A.U. as previously reported and (b) 693,912,264 ordinary shares of China Unicom issued pursuant to the Subscription Agreement described herein between Telefónica S.A. and China Unicom.

SCHEDULE 13D
This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D, dated October 24, 2008, as subsequently amended by Amendment No. 1 dated September 17, 2009 (the “Schedule 13D”) filed jointly by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and Telefónica Internacional, S.A.U., a wholly-owned subsidiary of Telefónica (“Telefónica Internacional”), with respect to the ordinary shares, HK$0.10 par value per share, of China Unicom (Hong Kong) Limited, a telecommunications company organized under the laws of Hong Kong (“China Unicom”). Except as expressly provided, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule 13D.
Items 3, 5 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:
Item 3. Source and Amount of Funds or Other Consideration.
Pursuant to the Subscription Agreement, on October 21, 2009, Telefónica subscribed 693,912,264 newly issued shares of China Unicom satisfied by the contribution in kind of 40,730,735 Telefónica treasury shares. The acquisition was funded through internally generated funds.
Item 5. Interest in Securities of the Issuer.
As previously reported, Telefónica Internacional is the beneficial owner of 1,278,403,444 ordinary shares of China Unicom, or approximately 5.38% of its ordinary share capital, which includes (a) 1,270,827,304 ordinary shares, and (b) 7,576,140 ordinary shares underlying 757,614 ADSs.
Telefónica Internacional has acquired pursuant to the Subscription Agreement 693,912,264 additional shares of China Unicom. Therefore, Telefónica Internacional’s shareholding interest in China Unicom’s voting share capital has increased from 5.38% to 8.06%.
Telefónica, as the parent of Telefónica Internacional, has shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, such ordinary shares of China Unicom.
Item 7. Material to be Filed as Exhibits.
Exhibit 1:
Joint Filing Agreement, dated October 24th, 2008, between Telefónica, S.A. and Telefónica Internacional, S.A.U. (incorporated by reference to exhibit 3 to the Schedule 13D filed on October 24, 2008).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 27th, 2009

TELEFÓNICA, S.A.
By:	/s/ María Luz Medrano Aranguren
	Name:	María Luz Medrano Aranguren
	Title:	Group General Vice Counsel

TELEFÓNICA INTERNACIONAL, S.A.U.
By:	/s/ Cristian Aninat Salas
	Name:	Cristian Aninat Salas
	Title:	General Counsel

Exhibit Index

Exhibit No.

1.	Joint Filing Agreement, dated October 24, 2008, between Telefónica, S.A. and Telefónica Internacional, S.A.U. (incorporated by reference to exhibit 3 to the Schedule 13D filed on October 24, 2008)